FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item
1.	Communicate

2

Santiago (Chile), June 11, 2007

Mr. Guillermo Larraín Ríos

Chilean Securities Commission

Dear Sir:

By this letter, I communicate you the following text of the press release issued by the undersigned in his quality of Chief Executive Officer of Celulosa Arauco y Constitución S.A. (the “Company”) and which is related with the events occurred in the Company’s pulp mill Licancel.

“1. In consideration of the death of fishes produced in the Mataquito river, more than 15 kilometers downstream of the pulp mill “Licancel”, located in the Maule Region of Chile, the Company decided preventively to stop the start up process of the mill which had been stopped for a programmed maintenance, and to constitute in such mill a specialized team of the Company in order to initiate an exhaustive investigation in respect of the events occurred.

2. The Company has provided the authority with all the available information, and has rendered its maximum cooperation in order to clarify and overcome this situation. At the same time, the Company requested the Universidad Católica de la Santísima Concepción to carry out the taking of samples in order to inform with respect to the causes that produced the death of the fishes. As of the date hereof, it has not been released the technical report requested by the Company nor the ones requested by the authority, and it is expected the results of such reports to be available within the next few days.

3. With the preliminary results obtained as of the date hereof in the internal investigation, the Company has found the existence of irregularities in the Licancel mill, and because of such situation, the Company has resolved the following:

a) The dismissal of the manager of the Licancel mill, of the production manager and also of the environmental manager of the abovementioned mill.

b) To intervene the Licancel mill, designating for such purposes the Managing Director of the Wood Pulp Division of the Company.

c) Even though as of the date hereof there have not been released the above referenced technical reports, the Company will carry out a program for the complete recovery of the waters of the Mataquito river, for the recovery of the damaged flora and fauna, and for the protection or moving of other species in risk of being affected. For such purposes, the Company will coordinate with the relevant authorities and will provide the necessary human, technical and economical resources.

d) The Company will also provide economical assistance to the fishermen of the Mataquito river while the fishing prohibition ordered by the authority remains, and will coordinate with such fishermen the recommencing of their activities. At the same time, there will be opened dialogue instances with the rest of the neighbor communities in order to collaborate with the solution of the difficulties that they could have faced in respect of these events.”

Sincerely yours,

Matías Domeyko C.

Chief Executive Officer

Celulosa Arauco y Constitución S.A.

cc.:	BOLSA DE COMERCIO DE SANTIAGO	—	La Bolsa Street Nº 64 – Santiago
	BOLSA ELECTRÓNICA DE CHILE	—	Huérfanos 770 – 14th Floor – Santiago
	BOLSA DE VALORES VALPARAISO	—	P.O. Box 218 – V – Valparaíso

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: June 14, 2007	By:	/s/ MATIAS DOMEYKO C.
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer